

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 22, 2015

<u>Via e-mail</u>
Mohsin Meghji
Chairman and Chief Executive Officer
M III Acquisition Corp.
3 Columbus Circle, 15th Floor
New York, NY 10019

  Re: **M III Acquisition Corp.**
    Amendment No. 1 to Draft Registration Statement on Form S-1
    Submitted October 9, 2015
    CIK No. 0001652362

Dear Mr. Meghji:

We have reviewed your draft registration statement and have the following comments.

<u>Summary, page 1</u>

<u>Founder shares, page 12</u>

1. It appears that by virtue of your transfer of 20,000 founder shares to Mr. Marber, the number of forfeitable founder shares should have decreased by 20,000. Please revise throughout your prospectus.

<u>Undertakings, page II-5</u>

2. Please remove the undertakings (c)(3) and (c)(4). Please note that these undertakings are specific to a Rule 415 offering, which you are not conducting. Please refer to comment 13 of our letter dated October 1, 2015.

  You may contact Jeff Gordon at (202)551-3866 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Stuart Neuhauser, Esq. (*via e-mail*)
Ellenoff Grossman & Schole LLP